UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[X] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Dallas, Samuel B.
   38167 Julian N.


   Clinton Township, MI  48036
2. Issuer Name and Ticker or Trading Symbol
   SEMCO Energy, Inc. (SEN)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   10/01
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Vice President Finance (1)
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
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Common Stock                                                                                     500.0000       D  Direct
Common Stock                                                                                     1,005.5159     I  by 401(k) plan

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
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Non-Qualified Stock Option     $11.9375                                                                                03/01/10
(right to buy)
Non-Qualified Stock Option     $13.5940                                                                                05/10/09
(right to buy)
Non-Qualified Stock Option     $14.3500        04/17/01       A     V   4,500.0000                        (2)          04/17/11
(right to buy)
Phantom Stock Units (3)                        01/02/01       I     V                    1,581.8400       (4)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option               Common Stock                   3,500.0000                3,500.0000    D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   9,000.0000                9,000.0000    D   Direct
(right to buy)
Non-Qualified Stock Option     04/17/01  Common Stock                   4,500.0000                4,500.0000    D   Direct
(right to buy)
Phantom Stock Units (3)        01/02/01  Common Stock                   1,581.8400    $15.0000    0.0000        D   Direct

Explanation of Responses:

(1)
The reporting person ceased employment with the issuer effective October 19, 2001.
(2)
The option was to vest in three equal annual installments beginning on April 17, 2002.  However, due to the reporting person ceasing employment with the issuer, the unvested option was cancelled on October 19, 2001.
(3)
Pursuant to the terms of a non-qualified deferred compensation plan of the Issuer, investment election changes may result in the disposition or acquisition of phantom shares.  Such disposition or acquisition would involve funds deferred prior to the investment election change.
(4)
Immediately exercisable.
-
Includes shares allocated to the reporting person's account under the issuer's 401(k) plan since the reporting person's last report.
-
Pursuant to the terms of the stock option agreements between the Issuer and the Reporting Person, upon the Reporting Person ceasing employment with the Issuer, unvested stock options were cancelled and the expiration date for vested options was adjusted to three months from the last date of employment with the Issuer.

SIGNATURE OF REPORTING PERSON
/S/ Dallas, Samuel B.
DATE 11/01/01